UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                 Amendment No. 4


                               NeighborCare, Inc.
                               ------------------
                                (Name of Issuer)


                     Common Stock, Par Value $0.02 Per Share
                     ---------------------------------------
                         (Title of Class of Securities)


                                   64015Y-10-4
                                   -----------
                                 (CUSIP Number)

                               Steve Chaiken, Esq.
                              Goldman, Sachs & Co.
                                 85 Broad Street
                            New York, New York 10004
                                 (212) 902-1000

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                December 2, 2003
                                ----------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------------
CUSIP NO.     64015Y-10-4               13D
-----------------------------

--------------------------------------------------------------------------------
1. NAMES OF REPORTING PERSONS:
   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
   Goldman, Sachs & Co.
--------------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
   (SEE INSTRUCTIONS)                                                   (a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3. SEC USE ONLY
--------------------------------------------------------------------------------
4. SOURCE OF FUNDS (SEE INTRUCTIONS):
   OO
--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEM 2(d) OR 2(e)                                                        [X]
--------------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION
   New York
--------------------------------------------------------------------------------
                  7. SOLE VOTING POWER
  NUMBER OF          0
   SHARES   --------------------------------------------------------------------
BENEFICIALLY      8. SHARED VOTING POWER
  OWNED BY           4,022,745
  REPORTING --------------------------------------------------------------------
   PERSON         9. SOLE DISPOSITIVE POWER
    WITH             0
--------------------------------------------------------------------------------
                  10. SHARED DISPOSITIVE POWER
                      4,022,745
------------------------------------------------------------------- ------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON     4,022,745
--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES                  [ ]
    CERTAIN SHARES
--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                   10.1%
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON: BD-PN-IA

-----------------------------
CUSIP NO.     64015Y-10-4               13D
-----------------------------

--------------------------------------------------------------------------------
1. NAMES OF REPORTING PERSONS:
   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
   The Goldman Sachs Group, Inc.
--------------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
   (SEE INSTRUCTIONS)                                                   (a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3. SEC USE ONLY
--------------------------------------------------------------------------------
4. SOURCE OF FUNDS (SEE INTRUCTIONS):
   AF-OO
--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEM 2(d) OR 2(e)                                                        [ ]
--------------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION
   Delaware
--------------------------------------------------------------------------------
                  7. SOLE VOTING POWER
  NUMBER OF          43,047
   SHARES   --------------------------------------------------------------------
BENEFICIALLY      8. SHARED VOTING POWER
  OWNED BY           4,022,745
  REPORTING --------------------------------------------------------------------
   PERSON         9. SOLE DISPOSITIVE POWER
    WITH             43,047
--------------------------------------------------------------------------------
                  10. SHARED DISPOSITIVE POWER
                      4,022,745
------------------------------------------------------------------- ------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON     4,065,792
--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES                  [ ]
    CERTAIN SHARES
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                   10.2%
--------------------------------------------------------------------------------
14.     TYPE OF REPORTING PERSON: HC-CO

CUSIP NO. 64015Y-10-4

                               AMENDMENT NO. 4 TO
                                  SCHEDULE 13D
                         RELATING TO THE COMMON STOCK OF
                               NEIGHBORCARE, INC.

The Goldman Sachs Group, Inc. ("GS Group") and Goldman, Sachs & Co. ("Goldman Sachs" and together with GS Group, the "Filing Persons")(1) hereby amend and supplement the statement on Schedule 13D as most recently amended by Amendment No. 3 thereto filed June 12, 2003 (as amended, the "Schedule 13D"), with respect to the Common Stock, $0.02 par value per share (the "Common Stock"), of NeighborCare, Inc., a Pennsylvania corporation (the "Company"). The Company changed its name from Genesis Health Ventures, Inc. to NeighborCare, Inc. on December 2, 2003, following the spin-off of Genesis HealthCare Corporation into a publicly traded company. Unless otherwise indicated, all capitalized terms used but not defined herein shall have the same meaning ascribed to them in the
Schedule 13D.

This Amendment No. 4 is being filed to report that effective December 2, 2003, Joseph A. LaNasa, III, a managing director of Goldman Sachs, resigned as a director of the Company.

(1) Neither the present filing nor anything contained herein shall be construed as an admission that any Filing Person constitutes a "person" for any purposes other than Section 13(d) of the Securities Exchange Act of 1934 (the "Exchange Act").

Item 3 is hereby amended as follows:

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Convertible Preferred Stock of the Company is convertible, at any time at the option of the holder, into the number of shares of the Company's Common Stock which results from dividing (x) the liquidation preference of $100 per each such share plus all accrued and unpaid dividends by (y) the conversion price per share of $12.60. The conversion price reflects an adjustment from $20.33 to $12.60 in connection with the Company's spin-off of Genesis HealthCare Corporation.

The exercise prices of the Options were also adjusted in connection with the spin-off, from $16.80 to $10.73 and from $20.33 to $12.99.

Mr. LaNasa resigned as a director of the Company, effective December 2, 2003.

ITEM 4. PURPOSE OF TRANSACTION

Mr. LaNasa, a managing director of Goldman Sachs, resigned as a director of the Company, effective December 2, 2003, and no longer participates nor has the opportunity to vote on matters presented to the board of directors of the Company.

ITEM 5. INTEREST SECURITIES OF THE ISSUER

(a) As of December 2, 2003, Goldman Sachs may be deemed to beneficially own an aggregate of 4,022,745 shares of Common Stock, consisting of (i) 3,630,964 shares of Common Stock beneficially and directly owned by Goldman Sachs and (ii) 391,781 shares of Common Stock underlying 79,649 shares of Convertible Preferred Stock immediately convertible and beneficially and directly owned by Goldman Sachs, representing in the aggregate approximately 10.1% of the outstanding shares of Common Stock reported to be outstanding as of August 13, 2003, as disclosed in Company's quarterly report on Form 10-Q for the quarter ended June 30, 2003 (the "10-Q") and in accordance with Rule 13d-3(d)(1).

As of December 2 2003, GS Group may be deemed to beneficially own an aggregate of 4,065,792 shares of Common Stock, consisting of (i) 4,022,745 shares of Common Stock beneficially owned by GS Group through Goldman Sachs as described above, and (iv) 43,047 shares of Common Stock underlying immediately exercisable Options, representing in the aggregate approximately 10.2% of the outstanding shares of Common Stock as disclosed in the 10-Q and in accordance with Rule 13d-3(d)(1). The Options were granted under the Company's 2001 Stock Option Plan to Joseph A. LaNasa III, a managing director of Goldman Sachs. Mr. LaNasa has an understanding with GS Group pursuant to which he holds the options for the benefit of GS Group.

In accordance with the Securities and Exchange Commission (the "SEC") Release No. 34-39538 (January 12, 1998), this filing reflects the securities beneficially owned by the investment banking division ("IBD") of GS Group and its subsidiaries and affiliates (collectively, "GSG"). This filing does not reflect securities, if any, beneficially owned by any other operating unit of GSG. IBD disclaims beneficial ownership of the securities beneficially owned by
(i) any client accounts with respect to which IBD or its employees have voting or investment discretion, or both and (ii) certain investment entities, of which IBD is the general partner, managing general partner or other manager, to the extent interests in such entities are held by persons other than IBD.

(b) Each Filing Person shares the power to vote or direct the vote and to dispose or to direct the disposition of the Common Stock beneficially owned by such Filing Person as indicated above, except that GS Group has sole voting and dispositive power with regard to the 43,047 shares of Common Stock underlying the Options.

(c) On December 2, 2003 Goldman Sachs sold 50,000 shares of Common Stock at $21.26 per share; 12,500 shares of Common Stock at $21.34 per share; 85,000 shares of Common Stock at $21.30 per share; 25,000 shares of Common Stock at $21.15 per share; 10,000 shares of stock at $21.21 per share; 2,567 shares of Common Stock at $21.43 per share; and 12,500 shares of stock at $21.45 per share. All of the sales were made for cash on The Nasdaq National Market.

Except as described in this Schedule 13D, no transactions in the shares of Common Stock were effected by the Filing Persons, or to their knowledge, any of the persons listed on Schedule I hereto, during the past sixty days.

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge
             and belief, I certify that the information set forth in
                  this statement is true, complete and correct.

Dated: December 5, 2003

THE GOLDMAN SACHS GROUP, INC.

By: /s/ Roger S. Begelman
    ---------------------
Name:    Roger S. Begelman
Title:   Attorney-in-fact

GOLDMAN, SACHS & CO.

By: /s/ Roger S. Begelman
    ---------------------
Name:    Roger S. Begelman
Title:   Attorney-in-fact

                                   SCHEDULE I
                                   ----------



     The name of each director of The Goldman Sachs Group, Inc. is set forth below.

     The business address of each person listed below is c/o Goldman, Sachs & Co., 85 Broad Street, New York, NY 10004.

     Each person is a citizen of the United States of America except for Lord Browne of Madingley, who is a citizen of the United Kingdom and Claes Dahlback, who is a citizen of Sweden. The present principal occupation or employment of each of the listed persons is set forth below.


Name                               Present Principal Occupation
--------------------------------------------------------------------------------

Henry M. Paulson, Jr.              Chairman and Chief Executive Officer  of  The
                                   Goldman Sachs Group, Inc.

John A. Thain                      President and Chief Operating Officer of  The
                                   Goldman Sachs Group, Inc.

Lloyd C. Blankfein                 Vice  Chairman  of  The  Goldman Sachs Group,
                                   Inc.

Lord Browne of Madingley           Group Chief Executive of BP plc


John H. Bryan                      Retired Chairman and  Chief Executive Officer
                                   of Sara Lee Corporation

Claes Dahlback                     Nonexecutive Chairman of Investor AB


William W. George                  Retired Chairman and  Chief Executive Officer
                                   of Medtronic, Inc.

James A. Johnson                   Vice Chairman of Perseus, L.L.C.


Edward M. Liddy                    Chairman of the Board,  President  and  Chief
                                   Executive Officer of The Allstate Corporation

Ruth J. Simmons                    President of Brown University